The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these notes until the Pricing Supplement is delivered in final form. We are not selling these notes, nor are we soliciting offers to buy these notes, in any State where such offer or sale is not permitted.

Subject to Completion. Dated June 26, 2017

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-215597

The Bank of Nova Scotia

$            Capped Enhanced Participation Notes

Linked to the iShares® MSCI Emerging Markets ETF Due [•]

The notes will not bear interest. The amount that you will be paid on your notes at maturity (expected to be the 3rd business day after the valuation date) is based on the performance of the iShares® MSCI Emerging Markets ETF (the reference asset) as measured from the trade date to and including the valuation date (expected to be between 18 and 21 months after the trade date). If the final price on the valuation date is greater than the initial price (set on the trade date), the return on your notes will be positive, subject to the maximum payment amount (expected to be between $1,221.10 and $1,260.10 for each $1,000 principal amount of your notes). If the final price on the valuation date is equal to the initial price, you will receive the principal amount of your notes. If the final price on the valuation date is less than the initial price, the return on your notes will be negative. Any payment on your notes is subject to the creditworthiness of The Bank of Nova Scotia.

The return on your notes is linked to the performance of the reference asset, and not to that of the MSCI Emerging Markets Index (the index) on which the reference asset is based. The reference asset follows a strategy of “representative sampling”, which means the reference asset’s holdings are not the same as those of the index. The performance of the reference asset may significantly diverge from that of the index.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final price from the initial price (the percentage change). At maturity, for each $1,000 principal amount of your notes:

•                  if the final price is greater than the initial price (the percentage change is positive), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the percentage change times (c) 300.00%, subject to the maximum payment amount;

•                  if the final price is equal to the initial price (the percentage change is zero) you will receive an amount in cash equal to $1,000; or

•                  if the final price is less than the initial price (the percentage change is negative), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the percentage change.

Following the determination of the initial price, the amount you will be paid on your notes at maturity will not be affected by the closing price of the reference asset on any day other than the valuation date. In addition, no payments on your notes will be made prior to maturity.

Investment in the notes involves certain risks.  You should refer to “Additional Risks” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

The initial estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $948.99 and $978.99 per $1,000 principal amount, which will be less than the original issue price of your notes listed below. See “Additional Information Regarding Estimated Value of the Notes” on the following page and “Additional Risks” beginning on page P-15 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

	Per Note	Total
Original Issue Price	100.00%	$
Underwriting commissions	1.40%	$
Proceeds to The Bank of Nova Scotia	98.60%	$

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PRICING SUPPLEMENT, THE ACCOMPANYING PROSPECTUS, ACCOMPANYING PROSPECTUS SUPPLEMENT OR ACCOMPANYING PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT OR THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc.	Goldman Sachs & Co. LLC Dealer

Pricing Supplement dated June [  ], 2017

The Capped Enhanced Participation Notes Linked to the iShares® MSCI Emerging Markets ETF Due [•] (the “notes”) offered hereunder are unsubordinated and unsecured obligations of The Bank of Nova Scotia (the “Bank”) and are subject to investment risks including possible loss of the principal amount invested due to the negative performance of the reference asset and the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia. The notes will not be listed on any U.S. securities exchange or automated quotation system.

The return on your notes will relate to the price return of the reference asset and will not include a total return or dividend component. The notes are derivative products based on the performance of the reference asset.  The notes do not constitute a direct investment in any of the shares, units or other securities represented by the reference asset. By acquiring notes, you will not have a direct economic or other interest in, claim or entitlement to, or any legal or beneficial ownership of any such share, unit or security and will not have any rights as a shareholder, unitholder or other security holder of any of the issuers including, without limitation, any voting rights or rights to receive dividends or other distributions.

Scotia Capital (USA) Inc., our affiliate, will purchase the notes from us for distribution to other registered broker dealers or will offer the notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in notes after their initial sale.  Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such notes to you informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-30 of the accompanying product prospectus supplement.

The original issue price, commissions and proceeds to the Bank listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at original issue prices and with commissions and proceeds to the Bank that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the original issue price you pay for such notes.

Additional Information Regarding Estimated Value of the Notes

On the cover page of this pricing supplement, the Bank has provided the initial estimated value range for the notes. This range of estimated values was determined by reference to the Bank’s internal pricing models, which take into consideration certain factors, such as the Bank’s internal funding rate on the trade date and the Bank’s assumptions about market parameters. For more information about the initial estimated value, see “Additional Risks” on page P-15.

The economic terms of the notes (including the maximum payment amount) are based on the Bank’s internal funding rate, which is the rate the Bank would pay to borrow funds through the issuance of similar market-linked notes, the underwriting discount and the economic terms of certain related hedging arrangements. Due to these factors, the original issue price you pay to purchase the notes will be greater than the initial estimated value of the notes. The Bank’s internal funding rate is typically lower than the rate the Bank would pay when it issues conventional fixed rate debt securities as discussed further under “Additional Risks — Neither the Bank’s nor GS&Co.’s estimated value of the notes at any time is determined by reference to credit spreads or the borrowing rate the Bank would pay for its conventional fixed-rate debt securities”.  The Bank’s use of its internal funding rate reduces the economic terms of the notes to you.

The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including Goldman Sachs & Co. LLC’s (“GS&Co.”) customary bid and ask spreads) at which GS&Co. would initially buy or sell notes in the secondary market (if GS&Co. makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately GS&Co.’s estimate of the market value of your notes on the trade date, based on its pricing models and taking into account the Bank’s internal funding rate, plus an additional amount (initially equal to $     per $1,000 principal amount).

Prior to                 , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through approximately 3 months). On and after               , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models. For additional information regarding the value of your notes shown in your GS&Co. account statements and the price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), each based on GS&Co.’s pricing models; see “Additional Risks — The price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) will be based on GS&Co.’s estimated value of your notes”.

We urge you to read the “Additional Risks” beginning on page P-15 of this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the accompanying prospectus, accompanying prospectus supplement, and accompanying product prospectus supplement, each filed with the Securities and Exchange Commission (“SEC”). See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Bank”)

CUSIP/ISIN:	CUSIP 064159JT4 / ISIN US064159JT45

Type of Notes:	Capped Enhanced Participation Notes

Reference Asset:	The iShares® MSCI Emerging Markets ETF (Bloomberg Ticker: EEM)

Reference Asset Index:	MSCI Emerging Markets Index, as published by MSCI, Inc. (the “sponsor”)

Minimum Investment and Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Principal Amount:

$1,000 per note; $[•] in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the Bank, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Original Issue Price:	100% of the principal amount of each note

Currency:	U.S. dollars

Trade Date:	[•]

Original Issue Date:

[•] (to be determined on the trade date and expected to be the 5th business day after the trade date).

We expect that delivery of the notes will be made against payment therefor on or about the 5th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the trade date will be required, by virtue of the fact that each note initially will settle in 5 business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:

[•] (to be determined on the trade date and expected to be the 3rd business day after the valuation date), subject to adjustment as described in more detail under “General Terms of the Notes—Maturity Date” on page PS-18 in the accompanying product prospectus supplement.

Principal at Risk:	You will lose all or some of your initial investment at maturity if the final price is less than the initial price.

Purchase at amount other than principal amount:

The amount we will pay you on the maturity date for your notes will not be adjusted based on the original issue price you pay for your notes, so if you acquire notes at a premium (or discount) to principal amount and hold them to the maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at principal amount. Additionally, the maximum payment amount would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risks—If you purchase your notes at a premium to principal amount, the return on your investment will be lower than the return on notes purchased at principal amount and the impact of certain key terms of the notes will be negatively affected” on page P-23 of this pricing supplement.

Fees and Expenses:

As part of the distribution of the notes, Scotia Capital (USA) Inc. or one of our affiliates will sell notes to GS&Co. at a discount reflecting commissions of $14.00 per $1,000 principal amount of notes. The commissions per $1,000 principal amount are comprised of $2.50 of fees and $11.50 of selling commission.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes, as set forth below under “Supplemental Plan of Distribution (Conflicts of Interest)”. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the trade date. See “Additional Risks—Hedging activities by the Bank and GS&Co. may negatively impact investors in the notes and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the notes” in this pricing supplement.

Payment at Maturity:	The payment at maturity will be based on the performance of the reference asset and will be calculated as follows:

•                  If the final price is greater than the initial price, then the payment at maturity will equal:

o                The lesser of (a) the principal amount + (principal amount x percentage change x participation rate) and (b) the maximum payment amount

• If the final price is equal to the initial price, then the payment at maturity will equal the principal amount • If the final price is less than the initial price, then the payment at maturity will equal:

o                principal amount + (principal amount x percentage change)

In this case you will suffer a percentage loss on your initial investment equal to the negative percentage change. Accordingly, you could lose up to 100% of your initial investment.

Closing Price:

As used herein, the “closing price” of the reference asset on any date will equal the closing sale price or last reported sale price, regular way on a per-share basis on the principal national securities exchange on which the reference asset is listed for trading, or, if the reference asset is not quoted on any national securities exchange, on any other market system or quotation system that is the primary market for the trading of the reference asset.

If the reference asset is not listed or traded as described above, then the closing price for the reference asset on any day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in the reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent, the dealer or any of its or our affiliates.

Initial Price:	The closing price of the reference asset on the trade date.

Final Price:

The closing price of the reference asset on the valuation date. In certain special circumstances, the final price will be determined by the calculation agent, in its discretion. See “General Terms of the Notes—Unavailability of the Closing Price of the Reference Asset on a Valuation Date” and “General Terms of the Notes—Adjustments to an ETF” on page PS-26, “General Terms of the Notes—Market Disruption Events” beginning on page PS-27 and “General Terms of the Notes—Anti–Dilution Adjustments Relating to Equity Securities or a Reference Asset that is an ETF” on page PS-28 in the accompanying product prospectus supplement.

Percentage Change:

The percentage change, expressed as a percentage, with respect to the payment at maturity, is calculated as follows:

final price – initial price

initial price

For the avoidance of doubt, the percentage change may be a negative value.

Participation Rate:	300.00%

Maximum Payment Amount:

Expected to be between $1,221.10 and $1,260.10, which equals principal amount x 122.11% - 126.01% (The actual maximum payment amount to be determined on trade date). The maximum payment amount sets a cap on appreciation of the reference asset of between 7.37% and 8.67%.

Valuation Date:

[•] (to be determined on the trade date and expected to be approximately 18-21 months after the trade date).

The valuation date could be delayed by the occurrence of a market disruption event. See “General Terms of the Notes—Market Disruption Events” beginning on page PS-27 in the accompanying product prospectus supplement.

Form of Notes:	Book-entry

Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank

Status:

The notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law).  Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Tax Redemption:

The Bank (or its successor) may redeem the notes, in whole but not in part, at a redemption price determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay additional amounts with respect to the notes. See “Tax Redemption” below.

Listing:	The notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes

Clearance and Settlement:	Depository Trust Company

Trading Day:	A day on which the principal trading market for the reference asset is scheduled to be open for trading.

Business Day:	New York and Toronto

Terms Incorporated:

All of the terms appearing above the item under the caption “General Terms of the Notes” beginning on page PS-22 in the accompanying product prospectus supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE ALL OR SOME OF YOUR INVESTMENT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated February 1, 2017, as supplemented by the prospectus supplement dated February 13, 2017 and the product prospectus supplement (Equity Securities Linked Notes and Exchange Traded Fund Link Notes, Series A) dated March 6, 2017, relating to our Senior Note Program, Series A, of which these notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The notes may vary from the terms described in the accompanying prospectus, accompanying prospectus supplement and accompanying product prospectus supplement in several important ways.  You should read this pricing supplement carefully, including the documents incorporated by reference herein.

This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website.

Product Prospectus Supplement (Equity Securities Linked Notes and Exchange Traded Fund Linked Notes, Series A) dated March 6, 2017:

https://www.sec.gov/Archives/edgar/data/9631/000110465917014274/a17-7642_1424b5.htm

Prospectus Supplement dated February 13, 2017:

http://www.sec.gov/Archives/edgar/data/9631/000110465917008642/a17-4372_1424b3.htm

Prospectus dated February 1, 2017:

http://www.sec.gov/Archives/edgar/data/9631/000119312517027656/d338678d424b3.htm

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                                          You fully understand the risks inherent in an investment in the notes, including the risk of losing all or some of your initial investment.

•                                          You can tolerate a loss of up to 100% of your initial investment.

•                                          You are willing to make an investment that has the same downside risk as an investment in the reference asset and similar downside risk as an investment in the stocks comprising the reference asset (the “reference asset constituent stocks”).

•                                          You believe that the price of the reference asset will appreciate over the term of the notes and that the appreciation is unlikely to exceed the cap on appreciation within the maximum payment amount (the actual maximum payment amount will be determined on the trade date).

•                                          You are willing to hold the notes to maturity, a term of approximately 18 to 21 months, and accept that there may be little or no secondary market for the notes.

•                                          You understand and accept that your potential return is limited to the maximum payment amount and you would be willing to invest in the notes if the maximum payment amount was set equal to the bottom of the range indicated above (the actual maximum payment amount will be set on the trade date).

•                                          You can tolerate fluctuations in the price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the reference asset.

•                                          You do not seek current income from your investment.

•                                          You seek an investment with exposure to companies in emerging markets.

•                                          You are willing to assume the credit risk of the Bank for all payments under the notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The notes may not be suitable for you if:

•                                          You do not fully understand the risks inherent in an investment in the notes, including the risk of losing all or some of your initial investment.

•                                          You require an investment designed to guarantee a full return of principal at maturity.

•                                          You cannot tolerate a loss of all or some of your initial investment.

•                                          You are not willing to make an investment that has the same downside risk as an investment in the reference asset and similar downside risk as an investment in the reference asset constituent stocks.

•                                          You believe that the price of the reference asset will decline during the term of the notes and the final price will likely be less than the initial price, or you believe the price of the reference asset will appreciate over the term of the notes and that the appreciation is likely to equal or exceed the cap on appreciation within the maximum payment amount (the actual maximum payment amount will be determined on the trade date).

•                                          You seek an investment that has unlimited return potential without a cap on appreciation and you would be unwilling to invest in the notes if the maximum payment amount was set equal to the bottom of the range indicated above (the actual maximum payment amount will be set on the trade date).

•                                          You cannot tolerate fluctuations in the price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the reference asset.

•                                          You seek current income from your investment or prefer to receive dividends paid on the reference asset constituent stocks.

•                                          You are unable or unwilling to hold the notes to maturity, a term of approximately 18 to 21 months, or you seek an investment for which there will be a secondary market.

•                                          You do not seek an investment with exposure to companies in emerging markets.

•                                          You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risks’’ in this pricing supplement and the ‘‘Additional Risk Factors Specific to the Notes’’ beginning on page PS-6 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and “Risk Factors” on page 6 of the accompanying prospectus for risks related to an investment in the notes.

HYPOTHETICAL PAYMENTS AT MATURITY ON THE NOTES

The examples set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical reference asset prices on the valuation date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final prices that are entirely hypothetical; the price of the reference asset on any day throughout the life of the notes, including the final price on the valuation date, cannot be predicted. The reference asset has been highly volatile in the past, meaning that the price of the reference asset has changed considerably in relatively short periods, and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the maturity date. If you sell your notes in a secondary market prior to the maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the reference asset and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by us) is less than the original public offering price of your notes. For more information on the estimated value of your notes, see “Additional Risks— The Bank’s initial estimated value of the notes at the time of pricing (when the terms of your notes are set on the trade date) will be lower than the original issue price of the notes” on page P-15 of this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Participation rate	300.00%
Maximum payment amount	$1,221.10*

*The bottom of the maximum payment amount range of $1,221.10 - $1,260.10. The actual maximum payment amount will be determined on the trade date

Neither a market disruption event nor a non-trading day occurs on the originally scheduled valuation date

No change in or affecting the reference asset, any of the reference asset constituent stocks or the policies of the reference asset’s investment advisor or the method by which the sponsor calculates the reference asset index

Notes purchased on the original issue date at the principal amount and held to the maturity date

Moreover, we have not yet set the initial price that will serve as the baseline for determining the percentage change or the maximum payment amount, each of which will affect the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial price may differ substantially from the price of the reference asset prior to the trade date.

For these reasons, the actual performance of the reference asset over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical prices of the reference asset shown elsewhere in this pricing supplement. For information about the historical prices of the reference asset, see “Information Regarding the Reference Asset—Historical Information” below. Before investing in the offered notes, you should consult publicly available information to determine the prices of the reference asset between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the reference asset or reference asset constituent stocks.

The levels in the left column of the table below represent hypothetical final prices and are expressed as percentages of the initial price. The amounts in the right column represent the hypothetical payment at maturity, based on the corresponding hypothetical final price, and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final price and the assumptions noted above.

Hypothetical Final Price (as Percentage of Initial Price)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	122.110%
140.000%	122.110%
130.000%	122.110%
120.000%	122.110%
110.000%	122.110%
107.370%	122.110%
106.000%	118.000%
104.000%	112.000%
102.000%	106.000%
100.000%	100.000%
95.000%	95.000%
90.000%	90.000%
80.000%	80.000%
70.000%	70.000%
60.000%	60.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final price were determined to be 25.000% of the initial price, the payment at maturity that we would deliver on your notes at maturity would be 25.000% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the final price were determined to be 0.000% of the initial price, you would lose 100.000% of your investment in the notes.  In addition, if the final price were determined to be 150.000% of the initial price, the payment at maturity that we would deliver on your notes at maturity would be capped at the maximum payment amount, or 122.110% of each $1,000 principal amount of your notes, as shown in the table above.  As a result, if you held your notes to the maturity date, you would not benefit from any increase in the final price of greater than 107.370% of the initial price.

The following chart shows a graphical illustration of the hypothetical payment at maturity that we would pay on your notes on the maturity date, if the final price were any of the hypothetical prices shown on the horizontal axis. The hypothetical payments at maturity in the chart are expressed as percentages of the principal amount of your notes and the hypothetical final prices are expressed as percentages of the initial price. The chart shows that any hypothetical final price of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final price of greater than or equal to 107.370% (the section right of the 107.370% marker on the horizontal axis) would result in a capped return on your investment.

The following examples illustrate the calculation of the payment at maturity based on the key terms and assumptions above. The amounts below have been rounded for ease of analysis.

Example 1—	Calculation of the payment at maturity where the percentage change is positive.

	Percentage Change:	5.00%

	Payment at Maturity:	$1,000.00 + ($1,000.00 x 300.00% x 5.00%) = $1,000.00 + $150.00 = $1,150.00

	On a $1,000.00 investment, a 5.00% percentage change results in a payment at maturity of $1,150.00.

Example 2—	Calculation of the payment at maturity where the percentage change is positive and the payment at maturity is subject to the maximum payment amount.

	Percentage Change:	50.00%

	Payment at Maturity:	$1,000.00 + ($1,000.00 x 300.00% x 50.00%) = $1,000.00 + $1,500.00 = $2,500.00. However, the maximum payment amount is $1,221.10 and the payment at maturity would be $1,221.10.

	On a $1,000.00 investment, a 50.00% percentage change results in a payment at maturity of $1,221.10.

Example 3—	Calculation of the payment at maturity where the percentage change is zero.

	Percentage Change:	0.00%

	Payment at Maturity:	$1,000.00 (at maturity, if the percentage change is zero, then the payment at maturity will equal the principal amount).

	On a $1,000.00 investment, a 0.00% percentage change results in a payment at maturity of $1,000.00.

Example 4—	Calculation of the payment at maturity where the percentage change is negative.

	Percentage Change:	-50.00%

	Payment at Maturity:	$1,000.00 + ($1,000.00 x -50.00%) = $1,000.00 - $500.00 = $500.00

On a $1,000.00 investment, a -50.00% percentage change results in a payment at maturity of $500.00.

Accordingly, if the percentage change is negative (the final price is less than the initial price), the Bank will pay you less than the full principal amount, resulting in a percentage loss on your investment that is equal to the negative percentage change. You may lose up to 100% of your principal amount.

Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of the Bank.  If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

The payments at maturity shown above are entirely hypothetical; they are based on a hypothetical maximum payment amount, prices of the reference asset that may not be achieved on the valuation date and on assumptions that may prove to be erroneous. The actual market value of your notes on the maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical amounts on notes held to the maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual public offering price you will pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risks—The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased” beginning on page P-23 of this pricing supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of a non- interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final price or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the price of the reference asset and the market value of your notes at any time prior to the maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial price and maximum payment amount, which we will set on the trade date, and the actual final price to be determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISKS

An investment in the notes involves significant risks.  In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and page 6 of the accompanying prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, accompanying prospectus supplement and accompanying product prospectus supplement.

The Bank’s initial estimated value of the notes at the time of pricing (when the terms of your notes are set on the trade date) will be lower than the original issue price of the notes

The Bank’s initial estimated value of the notes is only an estimate. The original issue price of the notes will exceed the Bank’s initial estimated value. The difference between the original issue price of the notes and the Bank’s initial estimated value reflects costs associated with selling and structuring the notes, as well as hedging its obligations under the notes with a third party.

Neither the Bank’s nor GS&Co.’s estimated value of the notes at any time is determined by reference to credit spreads or the borrowing rate the Bank would pay for its conventional fixed-rate debt securities

The Bank’s initial estimated value of the notes and GS&Co.’s estimated value of the notes at any time are determined by reference to the Bank’s internal funding rate.  The internal funding rate used in the determination of the estimated value of the notes generally represents a discount from the credit spreads for the Bank’s conventional fixed-rate debt securities and the borrowing rate the Bank would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, the Bank’s view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the Bank’s conventional fixed-rate debt.  If the interest rate implied by the credit spreads for the Bank’s conventional fixed-rate debt securities, or the borrowing rate the Bank would pay for its conventional fixed-rate debt securities were to be used, the Bank would expect the economic terms of the notes to be more favorable to you. Consequently, the use of an internal funding rate for the notes increases the estimated value of the notes at any time and has an adverse effect on the economic terms of the notes.

The Bank’s initial estimated value of the notes does not represent future values of the notes and may differ from others’ (including GS&Co.’s) estimates

The Bank’s initial estimated value of the notes is determined by reference to its internal pricing models when the terms of the notes are set.  These pricing models consider certain factors, such as the Bank’s internal funding rate on the trade date, the expected term of the notes, market conditions and other relevant factors existing at that time, and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions (including the pricing models and assumptions used by GS&Co.) could provide valuations for the notes that are different, and perhaps materially lower, from the Bank’s initial estimated value. Therefore, the price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) may be materially lower than the Bank’s initial estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) will be based on GS&Co.’s estimated value of your notes

GS&Co.’s estimated value of the notes is determined by reference to its pricing models and takes into account the Bank’s internal funding rate. The price at which GS&Co. would initially buy or sell your notes in the secondary market (if GS&Co. makes a market, which it is not obligated to do) exceeds GS&Co.’s estimated value of your notes at the time of pricing. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Additional Information Regarding Estimated Value of the Notes” above) will decline to zero on a straight line basis over the period from the trade date through the applicable date set forth above under “Additional Information Regarding Estimated Value of the Notes” above.  Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to GS&Co.’s pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes. If GS&Co. calculated its estimated value of your notes by reference to the Bank’s credit spreads or the borrowing rate the Bank would pay for its conventional fixed-rate debt securities (as opposed to the Bank’s internal funding rate), the price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) could be significantly lower.

GS&Co.’s pricing models consider certain variables, including principally the Bank’s internal funding rate, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to GS&Co.’s models, taking into account the Bank’s internal funding rate, due to, among other things, any differences in pricing models or assumptions used by others.  See “The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased” below.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in the Bank’s creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus GS&Co.’s then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “The notes lack liquidity” below.

Risk of loss at maturity

You may lose your entire investment in the notes. Any payment on the notes at maturity depends on the percentage change of the reference asset.  The Bank will only repay you the full principal amount of your notes if the percentage change is zero or positive. If the percentage change is negative, you will have a loss for each $1,000 principal amount of your notes equal to the product of the percentage change times $1,000. Accordingly, the notes have the same downside risk as an investment in the reference asset and you may lose your entire investment in the notes if the final price is less than the initial price.

Your potential payment at maturity is limited by the maximum payment amount

The payment at maturity will not exceed the maximum payment amount. Therefore, if the appreciation of the price of the reference asset exceeds the cap on appreciation in the maximum payment amount, the notes will provide less opportunity to participate in the appreciation of the reference asset than an investment in a security linked to the price of the reference asset providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in a security directly linked to the positive performance of the reference asset.

The notes differ from conventional debt instruments

The notes are not conventional notes or debt instruments. The notes do not provide you with interest payments prior to maturity as a conventional fixed-rate or floating-rate debt security with the same maturity would. The return that you will receive on the notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank.

No interest

The notes will not bear interest and, accordingly, you will not receive any interest payments on the notes.

Your investment is subject to the credit risk of The Bank of Nova Scotia

The notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, accompanying prospectus supplement and accompanying product prospectus supplement, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law.  Any payment to be made on the notes, including the payment at maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes. If you sell the notes prior to maturity, you may receive substantially less than the principal amount of your notes.

There are potential conflicts of interest between you and the calculation agent

Scotia Capital Inc., the calculation agent, is one of our affiliates.  In performing its duties, the economic interests of the calculation agent are potentially adverse to your interests as an investor in the notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the price of the reference asset and the value of the notes.

Investors should investigate the reference asset and the reference asset constituent stocks as if investing directly

Investors should conduct their own diligence of the reference asset and the reference asset constituent stocks as an investor would if it were directly investing in the reference asset or the reference asset constituent stocks.  Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the reference asset or the reference asset constituent stocks.  Furthermore, we cannot give any assurance that all events occurring prior to the original issue date have been properly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the reference asset or the reference asset constituent stocks could affect any payment at maturity.  Investors should not conclude that the sale by the Issuer of the notes is any form of investment recommendation by the Issuer or any of its affiliates to invest in the reference asset or the reference asset constituent stocks.

The notes are subject to market risk

The return on the notes is directly linked to the performance of the reference asset and indirectly linked to the performance of the reference asset constituent stocks, and the extent to which the percentage change is positive or negative. The prices of the reference asset can rise or fall sharply due to factors specific to the reference asset and the reference asset constituent stocks, as well as general market factors, such as general market volatility and prices, interest rates and economic and political conditions.

The participation rate applies only at maturity

You should be willing to hold your notes to maturity. If you are able to sell your notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate or the notes themselves, and the return you realize may be less than the percentage change multiplied by the participation rate even if such return is positive and less than the maximum payment amount. You may receive the full benefit of the participation rate only if you hold your notes to maturity.

The payment at maturity is not linked to the price of the reference asset at any time other than the valuation date (except in the case of tax redemptions)

The payment at maturity will be based on the final price.  Therefore, for example, if the closing price of the reference asset declined substantially as of the valuation date compared to the trade date, the payment at maturity may be significantly less than it would otherwise have been had the payment at maturity been linked to the closing prices of the reference asset prior to the valuation date.  Although the actual price of the reference asset at maturity or at other times during the term of the notes may be higher than the final price, you will not benefit from the closing prices of the reference asset at any time other than the valuation date (except in the case of tax redemptions as described further on page P-41).

If the prices of the reference asset or the reference asset constituent stocks change, the market value of your notes may not change in the same manner

Your notes may trade quite differently from the performance of the reference asset or the reference asset constituent stocks.  Changes in the prices of the reference asset or the reference asset constituent stocks may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “—The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased” below.

The return on your notes will not reflect any dividends paid on the reference asset or the reference asset constituent stocks

The return on your notes will not reflect the return you would realize if you actually owned the reference asset and received the distributions paid on the shares of the reference asset. You will not receive any dividends that may be paid on any of the reference asset constituent stocks by the reference asset constituent stock issuers or the shares of the reference asset. See “—Holding the notes is not the same as holding shares of the reference asset or the reference asset constituent stocks” below for additional information.

Holding the notes is not the same as holding shares of the reference asset or the reference asset constituent stocks

Holding the notes is not the same as holding shares of the reference asset or the reference asset constituent stocks. As a holder of the notes, you will not be entitled to the voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the reference asset or the reference asset constituent stocks would enjoy. Further, the return on your notes may not reflect the return you would realize if you actually owned shares of the reference asset or the reference asset constituent stocks. For instance, you will not benefit from any positive percentage change of the reference asset in excess of an amount that, when multiplied by the participation rate, exceeds the cap on appreciation set by the maximum payment amount.

There is no assurance that the investment view implicit in the notes will be successful

It is impossible to predict with certainty whether and the extent to which the price of the reference asset will rise or fall. There can be no assurance that the price of the reference asset will rise above the initial price. The final price may be influenced by complex and interrelated political, economic, financial and other factors that affect the price of the reference asset constituent stocks. You should be willing to accept the risks of the price performance of equity securities in general and the reference asset constituent stocks in particular, foreign exchange markets in general and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the reference asset or the reference asset constituent stocks will result in your receiving an amount greater than or equal to the principal amount of your notes.  Certain periods of historical performance of the reference asset or the reference asset constituent stocks would have resulted in you receiving less than the principal amount of your notes if you had owned notes with terms similar to these notes in the past.  See “Information Regarding The Reference Asset” in this pricing supplement for further information regarding the historical performance of the reference asset.

There is no assurance as to the performance of the reference asset; past performance of the reference asset and the reference asset constituent stocks should not be taken as an indication of the future performance of the reference asset or the reference asset constituent stocks

The notes are linked to the price of the reference asset, which is speculative and involves a high degree of risk.  None of the Bank, the calculation agent or GS&Co., or any affiliate of the Bank, the calculation agent or GS&Co. gives any assurance as to the performance of the reference asset or the reference asset constituent stocks.  Investors should not conclude that the sale by the Bank of the notes is an investment recommendation by it or by any of the other entities mentioned above to invest in securities linked to the performance of the reference asset or the reference asset constituent stocks.  Investors should consult with their own financial advisors as to whether an investment in the notes is appropriate for them.  Past performance of the reference asset or the reference asset constituent stocks should not be taken as a guarantee or assurance of the future performance of the reference asset or the reference asset constituent stocks, and it is impossible to predict whether the price of the reference asset will rise or fall during the term of the notes.

We may sell an additional aggregate principal amount of the notes at a different issue price

We may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

Changes affecting the reference asset index could have an adverse effect on the value of the notes

The sponsor owns the reference asset index and is responsible for the design and maintenance of the reference asset index. The policies of the sponsor concerning the calculation of the reference asset index, including decisions regarding the addition, deletion or substitution of the equity securities included in the reference asset index, could affect the level of the reference asset index and, consequently, could affect the market price of shares of the reference asset and, therefore, the amount payable on your notes and their market value. The sponsor may discontinue or suspend calculation or dissemination of the reference asset index. Any such actions could have a material adverse effect on the value of the notes.

The Bank cannot control actions by the sponsor and the sponsor has no obligation to consider your interests

The Bank and its affiliates are not affiliated with the sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the reference asset index. The sponsor is not involved in the notes offering in any way and has no obligation to consider your interest as an owner of the notes in taking any actions that might negatively affect the market value of your notes.

The Bank cannot control actions by the investment advisor of the reference asset that may adjust the reference asset in a way that could adversely affect the payments on the notes and their market value, and the investment advisor has no obligation to consider your interests

The investment advisor may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the reference asset, additions, deletions or substitutions of securities in the reference asset and the manner in which changes affecting the reference asset index are reflected in the reference asset that could affect the market price of the shares of the reference asset, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the reference asset, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of the reference asset, in which case it may become difficult or inappropriate to determine the market value of your notes. If events such as these occur, the Calculation Agent may determine the closing price of the reference asset on the valuation date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate.

There are risks associated with the reference asset

Although the reference asset’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the reference asset or that there will be liquidity in the trading market.

In addition, the reference asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may select up to 10% of the reference asset’s assets to be invested in shares of equity securities that are not included in the reference asset index. The reference asset is also not actively managed and may be affected by a general decline in market segments relating to the reference asset index. The investment advisor invests in securities included in, or representative of, the reference asset index regardless of their investment merits.  The investment advisor does not attempt to take defensive positions in declining markets.

In addition, the reference asset is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The reference asset and the reference asset index are different and the performance of the reference asset may not correlate with the performance of the reference asset index

The reference asset uses a representative sampling strategy (more fully described under “Information Regarding the Reference Asset”) to attempt to track the performance of the reference asset index. The reference asset may not hold all or substantially all of the equity securities included in the reference asset index and may hold securities or assets not included in the reference asset index. Therefore, while the performance of the reference asset is generally linked to the performance of the reference asset index, the performance of the reference asset is also linked in part to shares of equity securities not included in the reference asset index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the investment advisor.

Imperfect correlation between the reference asset’s portfolio securities and those in the reference asset index, rounding of prices, changes to the reference asset index and regulatory requirements may cause tracking error, the divergence of the reference asset’s performance from that of the reference asset index.

In addition, the performance of the reference asset will reflect additional transaction costs and fees that are not included in the calculation of the reference asset index and this may increase the tracking error of the reference asset. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the reference asset and the reference asset index. Finally, because the shares of the reference asset are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the reference asset may differ from the net asset value per share of the reference asset.

For all of the foregoing reasons, the performance of the reference asset may not correlate with the performance of the reference asset index. Consequently, the return on the notes will not be the same as investing directly in the reference asset or in the reference asset constituent stocks or in the reference asset index or in the securities comprising the reference asset index, and will not be the same as investing in a debt security with payments linked to the performance of the reference asset index.

Investment in the offered notes is subject to risks associated with foreign securities markets

The value of your notes is linked to a reference asset that holds stocks traded in the equity markets of emerging market countries. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country’s geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government’s economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Because foreign exchanges may be open on days when the reference asset is not traded, the value of the reference asset constituent stocks may change on days when shareholders will not be able to purchase or sell shares of the reference asset.

The countries whose markets are represented by the reference asset include Brazil, Chile, China, India, Indonesia, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Your investment in the notes will be subject to foreign currency exchange rate risk

The reference asset constituent stocks are denominated in non-U.S. dollar currencies. The value of the reference asset constituent stocks that are denominated in non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of such reference asset constituent stocks from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which a reference asset constituent stock is denominated, the price of the reference asset may not increase even if the non-dollar value of the reference asset constituent stock increases.

Foreign currency exchange rates vary over time, and may vary considerably during the term of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•                                          existing and expected rates of inflation;

•                                          existing and expected interest rate levels;

•                                          the balance of payments among countries;

•                                          the extent of government surpluses or deficits in the relevant foreign country and the United States; and

•                                          other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The market price of the notes and price of the reference asset could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad or other de facto restrictions on the repatriation of U.S. dollars.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

Time zone differences between the cities where the reference asset constituent stocks and the reference asset trade may create discrepancies in trading prices

As a result of the time zone difference between the cities where the reference asset constituent stocks trade and where the shares of the reference asset trade, there may be discrepancies between the values of the reference asset constituent stocks and the market value of the notes. In addition, there may be periods when the foreign securities markets are closed for trading (for example, during holidays in a country other than the United States) that may result in the values of the reference asset constituent stocks remaining unchanged for multiple trading days in the city where the shares of the reference asset trade. Conversely, there may be periods in which the applicable foreign securities markets are open, but the securities market on which the reference asset trades is closed.

If you purchase your notes at a premium to principal amount, the return on your investment will be lower than the return on notes purchased at principal amount and the impact of certain key terms of the notes will be negatively affected

The payment at maturity will not be adjusted based on the public offering price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in such notes held to the maturity date will differ from, and may be substantially less than, the return on notes purchased at principal amount. If you purchase your notes at a premium to principal amount and hold them to the maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at principal amount or a discount to principal amount. In addition, the impact of the maximum payment amount on the return on your investment will depend upon the price you pay for your notes relative to principal amount. For example, if you purchase your notes at a premium to principal amount, the maximum payment amount will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at principal amount or a discount to principal amount.

The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased

The price at which the notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the price of the reference asset over the full term of the notes, (ii) volatility of the price of the reference asset and the market’s perception of future volatility of the price of the reference asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. In particular, because the provisions of the notes relating to the payment at maturity and the maximum payment amount behave like options, the value of the notes will vary in ways which are non-linear and may not be intuitive.

Depending on the actual or anticipated price of the reference asset and other relevant factors, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

See “Additional Risk Factors Specific to the Notes—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” beginning on page PS-7 of the accompanying product prospectus supplement.

The notes lack liquidity

The notes will not be listed on any securities exchange or automated quotation system.  Therefore, there may be little or no secondary market for the notes.  Scotia Capital (USA) Inc., any other affiliates of The Bank of Nova Scotia and GS&Co. may, but are not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. and GS&Co. are willing to purchase the notes from you.  If at any time Scotia Capital (USA) Inc. and GS&Co. do not make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Hedging activities by the Bank and GS&Co. may negatively impact investors in the notes and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the notes

The Bank, GS&Co. or one or more of their respective affiliates has hedged or expects to hedge the obligations under the notes by purchasing futures and/or other instruments linked to the reference asset.  The Bank, GS&Co. or one or more of their respective affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the reference asset and/or one or more of the reference asset constituent stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date.

The Bank, GS&Co. or one or more of their respective affiliates may also enter into, adjust and unwind hedging transactions relating to other equity-linked notes whose returns are linked to changes in the level or price of the reference asset or the reference asset constituent stocks.  Any of these hedging activities may adversely affect the price of the reference asset—directly or indirectly by affecting the price of the reference asset constituent stocks—and therefore the market value of the notes and the amount you will receive, if any, on the notes. Because the dealer from which you purchase notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.  In addition, you should expect that these transactions will cause the Bank, GS&Co. or their respective affiliates, or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  The Bank, GS&Co. or their respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns with respect to these hedging activities while the value of the notes may decline.

The Bank, Scotia Capital (USA) Inc., GS&Co. and their respective affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the issuers of the reference asset constituent stocks and the market activities by the Bank, GS&Co. or their respective affiliates for our own account or for our clients could negatively impact investors in the notes

We, GS&Co. and our respective affiliates regularly provide a wide range of financial services, including financial advisory, investment advisory and transactional services to a substantial and diversified client base.  As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender.  In those and other capacities, we, GS&Co. and/or our respective affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the notes or other securities that we have issued), the reference asset constituent stocks, derivatives, loans, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may not be consistent with your interests and may adversely affect the price of the reference asset and/or the value of the notes.  You should assume that we or they will, at present or in the future, provide such services or otherwise engage in transactions with, among others, us and the issuers of the reference asset constituent stocks, or transact in securities or instruments or with parties that are directly or indirectly related to these entities.  These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports.  Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the price of the reference asset and the market for your notes, and you should expect that our interests and those GS&Co. and/or our respective affiliates, clients or counterparties, will at times be adverse to those of investors in the notes.

You should expect that we, GS&Co., and our respective affiliates, in providing these services, engaging in such transactions, or acting for our own accounts, may take actions that have direct or indirect effects on the notes or other securities that we may issue, the reference asset constituent stocks or other securities or instruments similar to or linked to the foregoing, and that such actions could be adverse to the interests of investors in the notes.  In addition, in connection with these activities, certain personnel within us, GS&Co. or our respective affiliates may have access to confidential material non-public information about these parties that would not be disclosed to investors in the notes.

We, GS&Co. and our respective affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the notes or other securities that we may issue, the reference asset constituent stocks or other securities or instruments similar to or linked to the foregoing.  Investors in the notes should expect that the Bank, GS&Co. and our respective affiliates offer securities, financial instruments, and other products that may compete with the notes for liquidity or otherwise.

Other investors in the notes may not have the same interests as you

The interests of other investors may, in some circumstances, be adverse to your interests.  Other investors may make requests or recommendations to us or GS&Co. regarding the establishment of transactions on terms that are adverse to your interests, and investors in the notes are not required to take into account the interests of any other investor in exercising remedies, voting or other rights in their capacity as noteholders. Further, other investors may enter into market transactions with respect to the notes, assets that are the same or similar to the notes, assets referenced by the notes (such as stocks or stock indices) or other similar assets or securities which may adversely impact the market for or value of your notes.  For example, an investor could take a short position (directly or indirectly through derivative transactions) in respect of securities similar to your notes or in respect of the reference asset or the reference asset constituent stocks.

The calculation agent can postpone the valuation date for the notes if a market disruption event with respect to the reference asset occurs

If the calculation agent determines, in its sole discretion, that, on a day that would otherwise be the valuation date, a market disruption event with respect to the reference asset has occurred or is continuing for the reference asset, the valuation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the valuation date will not be postponed by more than seven scheduled trading days.  Moreover, if the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the valuation date, and the calculation agent will determine the applicable final price that must be used to determine the payment at maturity.  See “General Terms of the Notes—Unavailability of the Closing Price of the Reference Asset on a Valuation Date” beginning on page PS-26 and “General Terms of the Notes—Market Disruption Events” beginning on page PS-27 in the accompanying product prospectus supplement.

The calculation agent can make anti-dilution and reorganization adjustments that affect the payment at maturity

For anti-dilution and reorganization events affecting the reference asset, the calculation agent may make adjustments to the initial price and/or the final price, as applicable, and any other term of the notes. However, the calculation agent will not make an adjustment in response to every corporate event that could affect the reference asset. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes and your payment at maturity may be materially and adversely affected. In addition, determinations and calculations concerning any such adjustments will be made by the calculation agent. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in the accompanying product prospectus supplement or herein as necessary to achieve an equitable result.  The occurrence of any anti-dilution or reorganization event and the consequent adjustments may materially and adversely affect the value of the notes and your payment at maturity, if any. See “General Terms of the Notes — Anti-Dilution Adjustments Relating to Equity Securities or a Reference Asset that is an ETF” in the accompanying product prospectus supplement.

Following a de-listing, liquidation or termination of the ETF, the payment at maturity may be based on a share of another ETF or calculated by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the ETF. See “General Terms of the Notes — Adjustments to an ETF” in the accompanying product prospectus supplement.

There is no affiliation between any reference asset constituent stock issuer, the sponsor or the investment advisor and us or GS&Co.

The Bank, Scotia Capital (USA) Inc., GS&Co. and their respective affiliates may currently, or from time to time in the future, engage in business with the issuers of the reference asset constituent stocks, the sponsor and the investment advisor.  Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the reference asset or the reference asset constituent stocks. Before investing in the notes you should make your own investigation into the reference asset and the issuers of the reference asset constituent stocks.  See the section below entitled “Information Regarding the Reference Asset” in this pricing supplement for additional information about the reference asset.

Uncertain tax treatment

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

INFORMATION REGARDING THE REFERENCE ASSET

The iShares® MSCI Emerging Markets ETF

The shares of the iShares® MSCI Emerging Markets ETF (the “reference asset”) are issued by iShares, Inc. (the “company”). The Company was organized as a Maryland corporation on September 1, 1994 and is authorized to have multiple series or portfolios, of which the reference asset is one. On July 1, 2013, the iShares® MSCI Emerging Markets Index Fund changed its name to the iShares® MSCI Emerging Markets ETF.

•                  The reference asset is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the index.

•     The index it tracks is the MSCI Emerging Markets Index (the “reference asset index”).

•     Investment Advisor: BlackRock Fund Advisors (“BFA”).

•     The reference asset’s shares trade on the NYSE Arca under the ticker symbol “EEM”.

•     The company’s SEC CIK Number is 0000930667.

•     The reference asset’s inception date was April 7, 2003.

•     The reference asset’s shares are issued or redeemed only in creation units of 450,000 shares or multiples thereof.

The reference asset index was launched on December 31, 1987 with an initial level of 100.

We have derived all information contained in this pricing supplement regarding the reference asset from publicly available information. Such information reflects the policies of, and is subject to changes by, BlackRock Fund Advisors (“BFA”), the investment advisor of the reference asset. The Bank has not undertaken an independent review or due diligence of any publicly available information with respect to the reference asset. The reference asset investment advisor is entitled to receive a management fee from the reference asset based on the reference asset’s allocable portion of an aggregate management fee based on the aggregate average daily net assets of the reference asset and a set of other specified iShares® funds (the “funds”) as follows: 0.75% per annum of the aggregate net assets of the funds less than or equal to U.S. $14.0 billion, plus 0.68% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $14.0 billion up to and including U.S. $28.0 billion, plus 0.61% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $28.0 billion up to and including U.S. $42.0 billion, plus 0.54% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $42.0 billion up to and including U.S. $56.0 billion, plus 0.47% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $56.0 billion up to and including U.S. $70.0 billion, plus 0.41% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $70.0 billion up to and including U.S. $84.0 billion, plus 0.35% per annum of the aggregate net assets of the funds in excess of U.S. $84.0 billion. As of March 31, 2017, the aggregate expense ratio of the reference asset was 0.72% per annum.

For additional information regarding the company or BFA, please consult the reports (including the Semi-Annual Report to Shareholders on Form N-CSRS for the period ended February 28, 2017) and other information the company files with the SEC. In addition, information regarding the reference asset, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents and the iShares® website at us.ishares.com/product_info/fund/overview/EEM.htm. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective

The reference asset seeks to track the investment results, before fees and expenses, of the reference asset index. The reference asset’s investment objective may be changed without shareholder approval.

The following tables display the top holdings and weightings by industry sector of the reference asset. (Sector designations are determined by the reference asset sponsor using criteria it has selected or developed. ETF advisors and index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between reference assets or indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or reference assets.) We obtained the information in the tables below from the reference asset website without independent verification.

iShares® MSCI Emerging Markets ETF Top Ten Holdings as of June 23, 2017

ETF Stock Issuer	Percentage (%)
Samsung Electronics Co Ltd	4.39%
Tencent Holdings Ltd	4.34%
Taiwan Semiconductor Manufacturing Co Ltd	3.75%
Alibaba Group Holding Ltd	3.43%
Naspers Ltd	1.90%
China Construction Bank Corp	1.40%
China Mobile Ltd	1.40%
Hon Hai Precision Industry Co Ltd	1.23%
Industrial and Commercial Bank of China Ltd	1.05%
Baidu Inc	1.03%
Total	23.92%

iShares® MSCI Emerging Markets ETF Weighting by Sector as of June 23, 2017*

Sector	Percentage (%)
Consumer Discretionary	10.71%
Consumer Staples	6.71%
Energy	6.51%
Financials	23.22%
Health Care	2.39%
Industrials	5.66%
Information Technology	26.77%
Materials	6.90%
Real Estate	2.61%
Telecommunication Services	5.39%
UNDEFINED	0.52%
Utilities	2.61%
Total	100.00%

* Percentages may not sum to 100% due to rounding.

iShares® MSCI Emerging Markets ETF Weighting by Country as of June 23, 2017*†

Country	Percentage (%)
Brazil	6.35%
Chile	1.15%
China	27.94%
Colombia	0.44%
Czech Republic	0.18%
Egypt	0.12%
Greece	0.38%
Hungary	0.32%
India	8.73%
Indonesia	2.45%
Korea, Republic Of	15.58%
Malaysia	2.38%
Mexico	3.62%
Pakistan	0.12%
Peru	0.37%
Philippines	1.18%
Poland	1.27%
Qatar	0.64%
Russian Federation	3.09%
South Africa	6.66%
Taiwan, Province Of China	12.46%
Thailand	2.16%
Turkey	1.17%
Undefined	0.52%
United Arab Emirates	0.73%
Total	100.01%

* Percentages may not sum to 100% due to rounding.

† As discussed in more detail below under “The Reference Asset Index” the index sponsor of the MSCI Emerging Markets Index announced that it expects that, effective with the May 2017 semi-annual index review, Pakistan will be classified as an emerging equity market, and the MSCI Emerging Markets Index will include constituent stocks from the MSCI Pakistan Index.

Representative Sampling

BFA uses a representative sampling strategy to attempt to track the performance of the reference asset index. For the reference asset, this strategy involves investing in a representative sample of securities that collectively have an investment profile similar to that of the reference asset index. The securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the reference asset index.

The reference asset generally invests at least 90% of its assets in the securities of the reference asset index and in depositary receipts representing securities of the reference asset index. The reference asset may invest the remainder of its assets in securities not included in the reference asset index, but which BFA believes will help the reference asset track the reference asset index. The reference asset may also invest its other assets in futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA. Also, the reference asset may lend securities representing up to one-third of the value of the reference asset’s total assets (including the value of the collateral received). The reference asset invests all of its assets that are invested in India in a wholly owned subsidiary located in the Republic of Mauritius. BFA also serves of the investment advisor of the subsidiary.

Tracking Error

The performance of the reference asset and the reference asset index may vary due to a variety of factors, including differences between the reference asset’s assets and the reference asset index, pricing differences (including differences between a security’s price at the local market close and the intrinsic value of a security at the time of calculation of the reference asset’s net asset value per share), transaction costs, the reference asset’s holding of cash, differences in timing of the accrual of dividends and differences between the reference asset’s portfolio and the reference asset index resulting from new or existing legal restrictions that apply to the reference asset but not to the reference asset index or to investors using a representative sampling strategy in general. BFA expects that, over time, the reference asset’s performance difference will not exceed 5%. The reference asset’s use of a representative sampling strategy can be expected to produce a greater tracking error over a period of time than would result if the reference asset used an indexing strategy in which an exchange traded fund invests in substantially all of the securities in its reference asset index in approximately the same proportions as in the reference asset index.

As of May 31, 2017, iShares reported the following average annual returns on the market price of the reference asset’s shares and the reference asset index.  The market price of the reference asset’s shares takes into account distributions on the shares and the returns shown account for changes in the mid-point of the bid and ask prices at 4:00 p.m., Eastern time on the relevant date. Reference asset’s shares: 1 year, 26.72%; 3 years, 1.03%; 5 years, 3.92%; 10 years, 1.69%; since inception, 11.43%; reference asset index: 1 year, 27.41%; 3 years, 1.62%; 5 years, 4.54%; 10 years, 2.28%; since reference asset’s inception, 11.90%.

Notwithstanding the reference asset’s investment objective, the return on your notes will not reflect any dividends paid on the shares of the reference asset, on the securities purchased by the reference asset or on the securities that comprise the reference asset index.

Industry Concentration Policy

The reference asset will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the reference asset index is concentrated in that industry or group of industries.

The Reference Asset Index

The reference asset index is a stock index calculated, published and disseminated daily by MSCI Inc. (“MSCI”) through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

The reference asset index is a free float-adjusted market capitalization index and is one of the MSCI Global Investable Market Indices (the “MSCI Indices”), the methodology of which is described below. The reference asset index is considered a “standard” index, which means it consists of all eligible large capitalization and mid-capitalization stocks, as determined by MSCI, in the relevant emerging markets. Additional information about the MSCI Indices is available on the following website: msci.com/index-methodology. Daily closing price information for the reference asset index is available on the following website: mscibarra.com/products/indices/international_equity_indices/performance.html. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

The reference asset index is intended to provide performance benchmarks for the emerging equity markets in the Americas, Europe, the Middle East, Africa and Asia, which are, as of the date of this pricing supplement, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and the United Arab Emirates. The constituent stocks of the reference asset index are derived from the constituent stocks in the 23 MSCI standard single country indices for the emerging market countries listed above. MSCI announced that it expects that, effective with the May 2017 semi-annual index review, Pakistan will be classified as an emerging equity market, and the MSCI Emerging Markets Index will include constituent stocks from the MSCI Pakistan Index.  The reference asset index is calculated in U.S. dollars on a total return net basis. The reference asset index was launched on December 31, 1987 at an initial value of 100.

Construction of the Reference Asset Index

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying index continuity rules for the standard index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard. The reference asset index construction methodology differs in some cases depending on whether the relevant market is considered a developed market or an emerging market. All of the MSCI Indices are standard indices, meaning that only securities that would qualify for inclusion in a large cap index or a mid cap index will be included as described below.

Defining the Equity Universe

Identifying Eligible Equity Securities: The equity universe initially looks at securities listed in any of the countries in the MSCI Global Index series, which will be classified as either “developed markets” or “emerging markets”. All listed equity securities, including real estate investment trusts and certain income trusts in Canada are eligible for inclusion in the equity universe. Limited partnerships, limited liability companies and business trusts, which are listed in the U.S. and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the equity universe. Conversely, mutual funds, exchange traded funds, equity derivatives and most investment trusts are not eligible for inclusion in the equity universe.  Preferred shares that exhibit characteristics of equity securities are eligible.

Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Effective with the November 2015 semi-annual index review, companies traded outside of their country of classification (i.e., “foreign listed companies”) will become eligible for inclusion in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Index.  In order for a MSCI Country Investable Market Index to be eligible to include foreign listed companies, such country must meet the foreign listing materiality requirement.  To meet the foreign listing materiality requirement, MSCI determines all securities represented by a foreign listing that would be included in such country’s MSCI Country Investable Market Index if foreign securities were eligible from that country. The aggregate free-float adjusted market capitalization for all such securities should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by (i) identifying eligible listings for each security in the equity universe; and (ii) applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is generally equivalent to a single country. The global investable equity universe is the aggregation of all market investable equity universes.

(i)       Identifying Eligible Listings: A security may have a listing in the country where it is classified (a “local listing”) and/or in a different country (a “foreign listing”). A security may be represented by either a local listing or a foreign listing (including a depositary receipt) in the global investable equity universe.  A security may be represented by a foreign listing only if the security is classified in a country that meets the foreign listing materiality requirement (as described below), and the security’s foreign listing is traded on an eligible stock exchange of a developed market country if the security is classified in a developed market country or, if the security is classified in an emerging market country, an eligible stock exchange of a developed market country or an emerging market country.

In order for a country to meet the foreign listing materiality requirement, MSCI determines all securities represented by a foreign listing that would be included in the country’s MSCI Country Investable Market Index if foreign listings were eligible from that country. The aggregate free-float adjusted market capitalization for all such securities should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index. If a country does not meet the foreign listing materiality requirement, then securities in that country may not be represented by a foreign listing in the global investable equity universe.

(ii) Applying Investability Screens: The investability screens used to determine the investable equity universe in each market are:

Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

•                  First, the companies in the developed market equity universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated for each company. Each company’s free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.

•                  Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, by adding each company’s free float-adjusted market capitalization in descending order, the full market capitalization of the company that reaches the 99% threshold defines the equity universe minimum size requirement.

•                  The rank of this company by descending order of full market capitalization within the developed market equity universe is noted, and will be used in determining the equity universe minimum size requirement at the next rebalance.

As of November 2015, the equity universe minimum size requirement was set at U.S. $203 million. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review, as described below.

Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have at least one eligible listing that has adequate liquidity as measured by its 12-month and 3-month annualized traded value ratio (“ATVR”) and 3-month frequency of trading. The ATVR attempts to mitigate the impact of extreme daily trading volumes and takes into account the free float-adjusted market capitalization of securities. A minimum liquidity level of 20% of the 3-month ATVR and 90% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 20% of the 12-month ATVR, are required for inclusion of a security in a market investable equity universe of a developed market. A minimum liquidity level of 15% of the 3-month ATVR and 80% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 15% of the 12-month ATVR, are required for inclusion of a security in a market investable equity universe of an emerging market.

Only one listing per security may be included in the market investable equity universe. In instances where a security has two or more eligible listings that meet the above liquidity requirements, then the following priority rules are used to determine which listing will be used for potential inclusion of the security in the market investable equity universe:

(1) Local listing

(2) Foreign listing in the same geographical region (MSCI classifies markets into three main geographical regions: EMEA, Asia Pacific and Americas.  If the security has several listings in the same geographical region, then the listing with the highest 3-month ATVR will be used).

(3) Foreign listing in a different geographical region (if the security has several listings in a different geographical region, then the listing with the highest 3-month ATVR will be used).

Foreign listed companies added at the November 2015 semi-annual index review will be added at half of their free float-adjusted market capitalization, and the remaining free float-adjusted market capitalization will be added at the May 2016 semi-annual index review.

Due to liquidity concerns relating to securities trading at very high stock prices, a security that is currently not a constituent of a MSCI Global Investable Markets Index that is trading at a stock price above U.S. $10,000 will fail the liquidity screening and will not be included in any market investable equity universe.

Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large initial public offerings are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and a standard index, such as the reference asset index, outside of a quarterly or semi-annual index review.

Minimum Foreign Room Requirement:  This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Defining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices:

•      Investable Market Index (Large Cap + Mid Cap + Small Cap)

•      Standard Index (Large Cap + Mid Cap)

•      Large Cap Index

•      Mid Cap Index

•      Small Cap Index

Creating the size segment indices in each market involves the following steps: (i) defining the market coverage target range for each size segment; (ii) determining the global minimum size range for each size segment; (iii) determining the market size-segment cutoffs and associated segment number of companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements. For developed market indices and emerging market indices, the market coverage for a standard index is 85% and 42.5% respectively. As of November 2015, the global minimum size range for a developed market standard index is a full market capitalization of USD 2.52 billion to USD 5.80 billion, and the global minimum size range for an emerging market standard index is a full market capitalization of USD 1.26 billion to USD 2.90 billion.

Index Continuity Rules for Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a developed market standard index and a minimum number of three constituents will be maintained for an emerging market standard index, and involves the following steps:

•      If after the application of the index construction methodology, a developed market standard index contains fewer than five securities or an emerging market standard index contains fewer than three securities, then the largest securities by free float-adjusted market capitalization are added to the reference asset index in order to reach the minimum number of required constituents.

•      At subsequent reference asset index reviews, if the minimum number of securities described above is not met, then after the market investable equity universe is identified, the securities are ranked by free float-adjusted market capitalization, however, in order to increase stability the free float-adjusted market capitalization of the existing index constituents (prior to review) is multiplied by 1.50, and securities are added until the desired minimum number of securities is reached.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into value or growth segments. The classification of a security into the value or growth segment is used by MSCI to construct additional indices.

Classifying Securities under the Global Industry Classification Standard

All securities in the global investable equity universe are assigned to the industry that best describes their business activities. The GICS classification of each security is used by MSCI to construct additional indices.

Calculation Methodology for the Reference Asset Index

The performance of the reference asset index is a free float weighted average of the U.S. dollar values of its component securities.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In the case of a market closure, or if a security does not trade on a specific day or during a specific period, MSCI carries forward the previous day’s price (or latest available closing price). In the event of a market outage resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation unless MSCI determines that another price is more appropriate based on the circumstances. Closing prices are converted into U.S. dollars, as applicable, using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time.

Companies may be listed simultaneously on more than one stock exchange in Japan. A company may apply for delisting from one stock exchange while remaining listed on other stock exchanges. For such delisting, Japanese stock exchanges generally give notice one month prior to the expected last trading date of the security to be delisted. Should such delisting involve a change in the primary exchange and/or trigger a change in the price source, MSCI will obtain the price of the security from the new primary exchange two weeks after an announcement of delisting from the stock exchange.

Daily Total Return Methodology

The reference asset index is a net daily total return index. A daily total return index measures the market performance, including price performance and income from regular cash distributions, while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to institutional investors. This net income is reinvested in the reference asset index and thus makes up part of the total index performance. MSCI’s net daily total return methodology reinvests net cash dividends in indices the day the security is quoted ex-dividend, or on the ex-date (converted to U.S. dollars, as applicable). Certain dividends, including special/extraordinary dividends and commemorative dividends, are reinvested in the indices if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reflected in the indices through a price adjustment. A specific price adjustment is always applied for stock dividends that are issued at no cost to the shareholders, an extraordinary capital repayment or a dividend paid in the shares of another company. Cash payments related to corporate events, such as mergers and acquisitions, are considered on a case-by-case basis.

Notwithstanding the reference asset’s investment objective, the return on your notes will not reflect any dividends paid on the shares of the reference asset, on the securities purchased by the reference asset or on the securities that comprise the reference asset index.

Maintenance of the Reference Asset Index

In order to maintain the representativeness of the MSCI Indices, structural changes may be made by adding or deleting component securities. Currently, such changes in the MSCI Indices may generally only be made on four dates throughout the year: after the close of the last scheduled business day of each February, May, August and November.

Each country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, continuous investability of constituent and replicability of the index and on index stability and minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event related changes, such as mergers and acquisitions, which are generally implemented in the country indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of semi-annual index reviews that systematically re-assess the various dimensions of the equity universe.

Ongoing event-related changes to the reference asset index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis. MSCI will remove from the indices as soon as practicable securities of companies that file for bankruptcy or other protection from their creditors, that are suspended and for which a return to normal business activity and trading is unlikely in the near future; or that fail stock exchange listing requirements with a delisting announcement. Securities may also be considered for early deletion in other significant cases, such as decreases in free float and foreign ownership limits, or when a constituent company acquires or merges with a non-constituent company or spins-off another company. In practice, when a constituent company is involved in a corporate event which results in a significant decrease in the company’s free float adjusted market capitalization or the company decreases its foreign inclusion factor to below 0.15, the securities of that constituent company are considered for early deletion from the indices simultaneously with the event unless, in either case, it is a standard index constituent with a minimum free float-adjusted market capitalization is not at least two-thirds of one-half of the standard index interim size segment cut-off. Share conversions may also give rise to an early deletion. All changes resulting from corporate events are announced prior to their implementation in the indices, provided all necessary information on the event is available.

MSCI’s quarterly index review process is designed to ensure that the country indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in each index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a country index (or a security being removed from one country listing and represented by a different country listing) and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice or small size (less than 5% of the company’s outstanding shares) were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits which did not require foreign investors to immediately sell shares in the market; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; conversions of exchangeable bonds and other similar securities into already existing share types; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Small changes in the number of shares resulting from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks, are generally updated at the quarterly index review rather than at the time of the change. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August. MSCI has noted that consistency is a factor in maintaining each component country index.

MSCI’s semi-annual index review is designed to systematically reassess the component securities of the reference asset index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the reference asset index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the reference asset index. The following reference asset index maintenance activities, among others, are undertaken during each semi-annual index review: the list of countries in which securities may be represented by foreign listings is reviewed; the component securities are updated by identifying new equity securities that were not part of the reference asset index at the time of the previous quarterly index review; the minimum size requirement for the reference asset index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the reference asset index may be removed (or, with respect to any such security that has other listings, a determination is made as to whether any such listing can be used to represent the security in the market investable universe); and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from a country index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. Foreign listings may become eligible to represent securities only from the countries that met the foreign listing materiality requirement during the previous semi-

annual index review (this requirement is applied only to countries that do not yet include foreign listed securities). Once a country meets the foreign listing materiality requirement at a given semi-annual index review, foreign listings will remain eligible for such country even if the foreign listing materiality requirements are not met in the future.

Reference asset index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

Daily closing price information for the reference asset index is available on the following website: msci.com. We are not incorporating by reference that website or any material it includes in this pricing supplement.

Historical Information

The following table sets forth the quarterly high and low closing prices for the reference asset, based on daily closing prices. The closing price of the reference asset on June 23, 2017 was $41.50. Past performance of the reference asset is not indicative of the future performance of the reference asset.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2011	3/31/2011	$48.69	$44.63	$48.69
4/1/2011	6/30/2011	$50.21	$45.50	$47.60
7/1/2011	9/30/2011	$48.46	$34.95	$35.07
10/3/2011	12/30/2011	$42.80	$34.36	$37.94
1/3/2012	3/30/2012	$44.76	$38.23	$42.94
4/2/2012	6/29/2012	$43.54	$36.68	$39.19
7/2/2012	9/28/2012	$42.37	$37.42	$41.32
10/1/2012	12/31/2012	$44.35	$40.14	$44.35
1/2/2013	3/28/2013	$45.20	$41.80	$42.78
4/1/2013	6/28/2013	$44.23	$36.63	$38.57
7/1/2013	9/30/2013	$43.29	$37.34	$40.77
10/1/2013	12/31/2013	$43.66	$40.44	$41.77
1/2/2014	3/31/2014	$40.99	$37.09	$40.99
4/1/2014	6/30/2014	$43.95	$40.82	$43.23
7/1/2014	9/30/2014	$45.85	$41.56	$41.56
10/1/2014	12/31/2014	$42.44	$37.73	$39.29
1/2/2015	3/31/2015	$41.07	$37.92	$40.13
4/1/2015	6/30/2015	$44.09	$39.04	$39.62
7/1/2015	9/30/2015	$39.78	$31.32	$32.78
10/1/2015	12/31/2015	$36.29	$31.55	$32.19
1/4/2016	3/31/2016	$34.28	$28.25	$34.25
4/1/2016	6/30/2016	$35.26	$31.87	$34.36
7/1/2016	9/30/2016	$38.20	$33.77	$37.45
10/3/2016	12/30/2016	$38.10	$34.08	$35.01
1/3/2017	3/31/2017	$39.99	$35.43	$39.39
4/3/2017*	6/23/2017*	$41.93	$38.81	$41.50

*                   As of June 23, 2017, available information for the second calendar quarter of 2017 includes data for the period from April 3, 2017 through June 23, 2017. Accordingly, the ‘‘Quarterly High,’’ ‘‘Quarterly Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2017.

The graph below illustrates the performance of the reference asset from January 3, 2006 through June 23, 2017. Past performance of the reference asset is not indicative of the future performance of the reference asset.

We obtained the information regarding the historical performance of the reference asset in the tables and graph above from Bloomberg.

We have not undertaken an independent review or due diligence of the information. The historical performance of the reference asset should not be taken as an indication of its future performance, and no assurance can be given as to the final price of the reference asset. We cannot give you assurance that the performance of the reference asset will result in any positive return on your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Scotia Capital (USA) Inc. will purchase the notes at the principal amount and, as part of the distribution of the notes, will sell the notes to GS&Co. at a discount reflecting commissions of $14.00 per $1,000 principal amount of notes. The commissions per $1,000 principal amount are comprised of $2.50 of fees and $11.50 of selling commission. In accordance with the terms of a distributor accession letter, GS&Co. has been appointed as a distribution agent under the distribution agreement and may purchase notes from the Bank or its affiliates. At the time we issue the notes, we will enter into certain hedging arrangements (which may include call options, put options or other derivatives) with GS&Co. or one of its affiliates.

In addition, Scotia Capital (USA) Inc., GS&Co. and their respective affiliates or agents may use the accompanying product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the notes. While Scotia Capital (USA) Inc. and GS&Co. may make markets in the notes, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and accompanying product prospectus supplement.

The price at which you purchase the notes includes costs that the Bank, GS&Co. or their respective affiliates expect to incur and profits that the Bank, GS&Co, or their respective affiliates expect to realize in connection with hedging activities related to the notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the original issue date.

Conflicts of interest

Each of Scotia Capital (USA) Inc. and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc., GS&Co., and their respective affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc., GS&Co., and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc., GS&Co., and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc., GS&Co., and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additionally, because the dealer from which you purchase the notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the default amount as described below.

Default Amount

The default amount for your notes on any day (except as provided in the last sentence under “Default Quotation Period” below) will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•            the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•            the reasonable expenses, including reasonable attorneys’ fees, incurred by the trustees of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, described below, the trustees and/or the Bank may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest or, if there is only one, the only quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due (the “due day”) and ending on the third business day after that day, unless:

•            no quotation of the kind referred to above is obtained, or

•            every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of an objection is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•            A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or

•            P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes.  For more information, see “Description of the Debt Securities We May Offer—Events of Default” beginning on page 27 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the notes, in whole but not in part, at a redemption price determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position, upon the giving of a notice as described below, if:

•                  as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the trade date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the notes; or

•                  on or after the trade date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, that such change, amendment or action is applied to the notes by the taxing authority and that, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the notes pursuant to the provisions set forth in the preceding paragraph, the calculation agent shall determine the redemption price and deliver to the trustees a certificate, signed by an authorized officer, stating that the Bank is entitled to redeem such notes pursuant to their terms in whole only.

The Bank will give notice of intention to redeem such notes to holders of the notes not more than 45 nor less than 30 days prior to the date fixed for redemption specifying, among other things, the date fixed for redemption, and on or promptly after the redemption date, it will give notice of the redemption price.

Other than as described above, the notes are not redeemable prior to their maturity.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Supplemental Discussion of Canadian Tax Consequences” beginning on page PS-36 of the accompanying product prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general description of certain U.S. federal tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. We urge you to read the more detailed discussion in the “Supplemental Discussion of U.S. Federal Income Tax Consequences” section beginning on page PS-36 of the accompanying product prospectus supplement.

No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes (and of having agreed to the required tax treatment of your notes described below) and as to the application of state, local or other tax laws to your investment in your notes and the possible effects of changes in federal or other tax laws.

Tax Treatment. Pursuant to the terms of the notes, the Bank and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your notes as pre-paid derivative contracts with respect to the reference asset. If your notes are so treated, you should generally recognize gain or loss upon the sale, exchange redemption or maturity of your notes. Subject to the discussion below regarding Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), such gain or loss should be long-term capital gain or loss if you hold your notes for more than one year, in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

Because the notes are linked to the shares of an ETF, there is a risk that an investment in the notes could be treated as a “constructive ownership transaction” within the meaning of Section 1260 of the Code. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in certain ‘‘passthru entities’’ (including regulated investment companies such as ETFs, real estate investment trusts and passive foreign investment companies). Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder (as defined under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement) in respect of the notes would be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain”(as defined in Section 1260 of the Code) of the U.S. holder (the “Excess Gain”). In addition, an interest charge would also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the notes (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the notes).

It is not clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the notes would be recharacterized as ordinary income and subject to the interest charge described above, in part, because it is not clear how the “net underlying long-term capital gain” would be computed in respect of the notes. Under Section 1260, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying “passthru entity” at the inception of the constructive ownership transaction and selling on the date the constructive ownership transaction is closed out (i.e. at maturity or earlier disposition). It is possible that because the U.S. holder does not share in distributions made on the reference asset, these distributions could be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the reference asset directly and that the application of constructive ownership rules may not recharacterize adversely a significant portion of the long-term capital gain you may recognize with respect to the notes. However, it is also possible that all or a portion of your gain with respect to the notes could be treated as “Excess Gain” because the reference asset is an ETF, the “net underlying long-term capital gain” could equal the amount of long-term capital gain a U.S. holder would have recognized if on the original issue date of the notes the holder had invested, pro rata, the principal amount of the Notes in shares of the reference asset and sold those shares for their fair market value on the date the notes are sold, exchanged or retired. In addition, all or a portion of your gain recognized with respect to the notes could be “Excess Gain” if you purchase the notes for an amount that is less than the principal amount of the notes or if the return on the notes is adjusted to take into account any extraordinary dividends that are paid on the shares of the reference asset. Furthermore, unless otherwise established by clear and convincing evidence, the “net underlying long-term capital gain” is treated as zero. Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Notes after one year could be treated as “Excess Gain” from a “constructive ownership transaction,” which gain would be recharacterized as ordinary income, and subject to an interest charge. Because the application of the constructive ownership rules to the notes is unclear, you are urged to consult your tax advisors regarding the potential application of the “constructive ownership” rules to an investment in the notes.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the notes could differ materially from the treatment described above.

Notice 2008-2. The IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments.

Possible Change in Law. Additionally, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Medicare Tax on Net Investment Income.  U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2017, is $12,500). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds $50,000.  Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on IRS Form 8886. An investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Backup Withholding and Information Reporting. The proceeds received from a sale, exchange, redemption or maturity of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                 a non-resident alien individual;

•                 a non-U.S. corporation; or

•                 an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

If you are a non-U.S. holder, subject to 871(m) and FATCA discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your foreign status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to 871(m) of the Code discussed below, gain from the sale, exchange, redemption or maturity of the notes generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the United States for 183 days or more during the taxable year of such sale, exchange, redemption or maturity and certain other conditions are satisfied.

Section 871 (m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends.  Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017.

Based on our determination that the notes are not “delta-one” with respect to the reference asset or reference asset constituent stocks our counsel is of the opinion that the notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the reference asset, the reference asset constituent stocks or your notes, and following such occurrence your notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents.  It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the reference asset, the reference asset constituent stocks or the notes.  A non-U.S. holder that enters, or has entered, into other transactions in respect of the reference asset, the reference asset constituent stocks or the notes should consult its own tax advisor regarding the application of Section 871(m) of the Code to its notes in the context of its other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments” made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term “foreign passthru payment” are published). If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a non-U.S. entity) under the FATCA rules.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank and the issuers of the reference asset constituent stocks).